Pricing supplement To prospectus dated April 5, 2018, prospectus supplement dated April 5, 2018 and product supplement no. 1-I dated April 5, 2018	Registration Statement No. 333-222672 Dated December 19, 2019 Rule 424(b)(2)

$15,000,000

Fixed to Floating Rate Notes due December 23, 2026

General

●	The notes are unsecured and unsubordinated obligations of JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
●

The notes are designed for investors who seek (a) periodic interest payments that (i) for the Initial Interest Periods, are fixed at 3.00% per annum, and (ii) for each Interest Period (other than the Initial Interest Periods) are linked to a benchmark rate, which will initially be 3-Month USD LIBOR, as determined on each Determination Date plus 0.43%, provided that this rate will not be less than the Minimum Interest Rate of 0.00% per annum or greater than the Maximum Interest Rate of 4.00% per annum with respect to the remaining Interest Periods (years 3 to 7), and (b) the return of their principal amount at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

●	The notes may be purchased in minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.

Key Terms

Issuer:	JPMorgan Chase & Co.
Payment at Maturity:	On the Maturity Date, we will pay you the outstanding principal amount of your notes plus any accrued and unpaid interest.
Interest:

We will pay you interest on each Interest Payment Date based on the applicable Interest Rate and the applicable Day Count Fraction, subject to the Interest Accrual Convention described below and in the accompanying product supplement.

Initial Interest Period(s):	The Interest Periods beginning on and including the Original Issue Date of the notes and ending on but excluding December 23, 2021
Initial Interest Rate:	3.00% per annum
Interest Periods:

The period beginning on and including the Original Issue Date of the notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to the Interest Accrual Convention described below and in the accompanying product supplement

Interest Payment Dates:

Interest on the notes will be payable in arrears on the 23rd calendar day of March, June, September and December of each year, beginning on March 23, 2020 to and including the Maturity Date (each, an “Interest Payment Date”), subject to the Business Day Convention and Interest Accrual Convention described below and in the accompanying product supplement.

Interest Rate:

With respect to each Initial Interest Period, a rate per annum equal to the Initial Interest Rate, and, notwithstanding anything to the contrary in the accompanying product supplement, with respect to each Interest Period thereafter, a rate per annum equal to the Benchmark Rate, which will initially be 3-Month USD LIBOR, as determined on each applicable Determination Date, plus 0.43%, provided that this rate will not be less than the Minimum Interest Rate or greater than the Maximum Interest Rate

Minimum Interest Rate:	0.00% per annum
Maximum Interest Rate:	4.00% per annum
Benchmark Rate:

Initially, 3-Month USD LIBOR; provided that if a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined in “Annex A — Effect of Benchmark Transition Event” in this pricing supplement) have occurred with respect to 3-Month USD LIBOR or the then-current Benchmark Rate, then the applicable Benchmark Replacement as determined by the alternative procedures set forth under “What Is 3-Month USD LIBOR?” and “Annex A — Effect of Benchmark Transition Event” in this pricing supplement.

3-Month USD LIBOR:

Notwithstanding anything to the contrary in the accompanying product supplement, the rate determined by the calculation agent as the London interbank offered rate for deposits in U.S. dollars having a Designated Maturity of three months in amounts of at least $1,000,000, as that rate appears on the Reuters Screen LIBOR01 Page at approximately 11:00 a.m., London time, on the relevant Determination Date, provided that, if no such rate appears on the Reuters Screen LIBOR01 Page on that Determination Date at approximately 11:00 a.m., London time, then as determined by the alternative procedures set forth under “What Is 3-Month USD LIBOR?” in this pricing supplement.

Determination Date:	For each Interest Period after the Initial Interest Periods, the second London Business Day immediately preceding the first day of the applicable Interest Period
London Business Day:

Notwithstanding anything to the contrary in the accompanying product supplement, any day other than a day on which banking institutions in London, England are authorized or required by law, regulation or executive order to close

Pricing Date:	December 19, 2019
Original Issue Date:	December 23, 2019, subject to the Business Day Convention (Settlement Date)
Maturity Date:	December 23, 2026, subject to the Business Day Convention
Business Day Convention:	Following
Interest Accrual Convention:	Unadjusted
Day Count Fraction:	30/360
CUSIP:	48128GP95

Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page PS-18 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$—	$1,000
Total	$15,000,000	$—	$15,000,000

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will not receive selling commissions for the notes.  See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in the “Risk Factors” section of the accompanying product supplement, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●	Product supplement no. 1-I dated April 5, 2018: http://www.sec.gov/Archives/edgar/data/19617/000089109218003346/e78092_424b2.htm
●	Prospectus supplement and prospectus, each dated April 5, 2018:

http://www.sec.gov/Archives/edgar/data/19617/000095010318004508/dp87767_424b2-ps.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Chase & Co.

Selected Purchase Considerations

●

PRESERVATION OF CAPITAL AT MATURITY — Regardless of the performance of the Benchmark Rate, we will pay you at least the principal amount of your notes if you hold the notes to maturity.  Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

●

PERIODIC INTEREST PAYMENTS — The notes offer periodic interest payments on each Interest Payment Date.  With respect to the Initial Interest Periods, your notes will pay an annual interest rate equal to the Initial Interest Rate, and for the applicable Interest Periods thereafter, your notes will pay an interest rate per annum equal to the Benchmark Rate, which will initially be 3-Month USD LIBOR, plus 0.43%, provided that this rate will not be less than the Minimum Interest Rate or greater than the Maximum Interest Rate.  The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.

●

TAX TREATMENT — You should review the section entitled “Material U.S. Federal Income Tax Consequences” in this pricing supplement carefully and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

●

INSOLVENCY AND RESOLUTION CONSIDERATIONS — The notes constitute “loss-absorbing capacity” within the meaning of the final rules (the “TLAC rules”) issued by the Board of Governors of the Federal Reserve System (the “Federal Reserve”) on December 15, 2016 regarding, among other things, the minimum levels of unsecured external long-term debt and other loss-absorbing capacity that certain U.S. bank holding companies, including JPMorgan Chase & Co., are required to maintain. Such debt must satisfy certain eligibility criteria under the TLAC rules. If JPMorgan Chase & Co. were to enter into resolution, either in a proceeding under Chapter 11 of the U.S. Bankruptcy Code or in a receivership administered by the Federal Deposit Insurance Corporation (the “FDIC”) under Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), holders of the notes and other debt and equity securities of JPMorgan Chase & Co. will absorb the losses of JPMorgan Chase & Co. and its affiliates.

Under Title I of the Dodd-Frank Act and applicable rules of the Federal Reserve and the FDIC, JPMorgan Chase & Co. is required to submit periodically to the Federal Reserve and the FDIC a detailed plan (the “resolution plan”) for the rapid and orderly resolution of JPMorgan Chase & Co. and its material subsidiaries under the U.S. Bankruptcy Code and other applicable insolvency laws in the event of material financial distress or failure. JPMorgan Chase & Co.’s preferred resolution strategy under its resolution plan contemplates that only JPMorgan Chase & Co. would enter bankruptcy proceedings under Chapter 11 of the U.S. Bankruptcy Code pursuant to a “single point of entry” recapitalization strategy. JPMorgan Chase & Co.’s subsidiaries would be recapitalized as needed so that they could continue normal operations or subsequently be wound down in an orderly manner. As a result, JPMorgan Chase & Co.’s losses and any losses incurred by its subsidiaries would be imposed first on holders of JPMorgan Chase & Co.’s equity securities and thereafter on unsecured creditors, including holders of the notes and other securities of JPMorgan Chase & Co. Claims of holders of the notes and those other debt securities would have a junior position to the claims of creditors of JPMorgan Chase & Co.’s subsidiaries and to the claims of priority (as determined by statute) and secured creditors of JPMorgan Chase & Co. Accordingly, in a resolution of JPMorgan Chase & Co. under Chapter 11 of the U.S. Bankruptcy Code, holders of the notes and other debt securities of JPMorgan Chase & Co. would realize value only to the extent available to JPMorgan Chase & Co. as a shareholder of JPMorgan Chase Bank, N.A. and its other subsidiaries and only after any claims of priority and secured creditors of JPMorgan Chase & Co. have been fully repaid.  If JPMorgan Chase & Co. were to enter into a resolution, none of JPMorgan Chase & Co., the Federal Reserve or the FDIC is obligated to follow JPMorgan Chase & Co.’s preferred resolution strategy under its resolution plan.

The FDIC has similarly indicated that a single point of entry recapitalization model could be a desirable strategy to resolve a systemically important financial institution, such as JPMorgan Chase & Co., under Title II of the Dodd-Frank Act (“Title II”). Pursuant to that strategy, the FDIC would use its power to create

JPMorgan Structured Investments — Fixed to Floating Rate Notes	PS- 1

a “bridge entity” for JPMorgan Chase & Co.; transfer the systemically important and viable parts of JPMorgan Chase & Co.’s business, principally the stock of JPMorgan Chase & Co.’s main operating subsidiaries and any intercompany claims against such subsidiaries, to the bridge entity; recapitalize those subsidiaries using assets of JPMorgan Chase & Co. that have been transferred to the bridge entity; and exchange external debt claims against JPMorgan Chase & Co. for equity in the bridge entity. Under this Title II resolution strategy, the value of the stock of the bridge entity that would be redistributed to holders of the notes and other debt securities of JPMorgan Chase & Co. may not be sufficient to repay all or part of the principal amount and interest on the notes and those other securities. To date, the FDIC has not formally adopted a single point of entry resolution strategy, and it is not obligated to follow such a strategy in a Title II resolution of JPMorgan Chase & Co.

Selected Risk Considerations

An investment in the notes involves significant risks.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

Risks Relating to the Notes Generally

●

THE NOTES ARE NOT ORDINARY DEBT SECURITIES BECAUSE, OTHER THAN DURING THE INITIAL INTEREST PERIODS, THE INTEREST RATE ON THE NOTES IS A FLOATING RATE AND MAY BE EQUAL TO THE MINIMUM INTEREST RATE — With respect to the Initial Interest Periods, your notes will pay a rate equal to the Initial Interest Rate, and for the applicable Interest Periods thereafter, your notes will pay a rate per annum equal to the Benchmark Rate, which will initially be 3-Month USD LIBOR, plus 0.43%, provided that this rate will not be less than the Minimum Interest Rate or greater than the Maximum Interest Rate. If the Interest Rate for an Interest Period after the Initial Interest Periods is equal to the Minimum Interest Rate, which will occur if the Benchmark Rate on the applicable Determination Date is less than or equal to -0.43% per annum, no interest will be payable with respect to that Interest Period.  Accordingly, if the Benchmark Rate on the Determination Dates for some or all of the Interest Periods after the Initial Interest Periods is less than or equal to -0.43% per annum, you may not receive any interest payments for an extended period over the term of the notes.

●

AFTER THE INITIAL INTEREST PERIODS, THE INTEREST RATE ON THE NOTES IS BASED ON THE BENCHMARK RATE — The amount of interest, if any, payable on the notes will depend on a number of factors that could affect the levels of the Benchmark Rate, and in turn, could affect the value of the notes.  These factors include (but are not limited to) the expected volatility of the Benchmark Rate, interest and yield rates in the market generally, the performance of capital markets, monetary policies, fiscal policies, regulatory or judicial events, inflation, general economic conditions, and public expectations with respect to such factors.  These and other factors may have a negative impact on the Benchmark Rate and on the value of the notes in the secondary market.  The effect that any single factor may have on the Benchmark Rate may be partially offset by other factors.  We cannot predict the factors that may cause the Benchmark Rate, and consequently the Interest Rate for an Interest Period (other than an Initial Interest Period), to increase or decrease.  A decrease in the Benchmark Rate will result in a reduction of the applicable Interest Rate used to calculate the Interest for any Interest Period.

●

FLOATING RATE NOTES DIFFER FROM FIXED RATE NOTES — After the Initial Interest Periods, the rate of interest on your notes will be variable and determined based on the Benchmark Rate plus 0.43%, provided that this rate will not be less than the Minimum Interest Rate or greater than the Maximum Interest Rate, which may be less than returns otherwise payable on notes issued by us with similar maturities.  You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.

●

AFTER THE INITIAL INTEREST PERIODS, THE INTEREST RATE OF THE NOTES IS CAPPED BY THE APPLICABLE MAXIMUM INTEREST RATE — After the Initial Interest Periods, the Interest Rate for each Interest Period is subject to a Maximum Interest Rate, regardless of any appreciation of the Benchmark Rate, which may be significant.  The Maximum Interest Rate is 4.00% per annum with respect to the Interest Periods after the Initial Interest Periods (years 3 to 7).

●

CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes.  Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes.  If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

●

POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes and hedging our obligations under the notes.  In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  In addition, our business activities, including hedging and trading activities for our own accounts or on behalf of customers, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes.  It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines.  Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

In addition, if the Benchmark Rate is not published or if the calculation agent determines on or prior to a Determination Date that a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined in “Annex A — Effect of Benchmark Transition Event” in this pricing supplement) have occurred with respect to the Benchmark Rate, then the Benchmark Rate will be determined by the alternative procedures set forth under “What Is 3-Month USD LIBOR?” and “Annex A — Effect of

JPMorgan Structured Investments — Fixed to Floating Rate Notes	PS- 2

Benchmark Transition Event” in this pricing supplement, which may adversely affect the return on and the market value of the notes.

Furthermore, ICE Benchmark Administration Limited calculates 3-Month USD LIBOR using submissions from contributing banks, including an affiliate of ours.  We and our affiliates will have no obligation to consider your interests as a holder of the notes in taking any actions in connection with acting as a 3-Month USD LIBOR contributing bank that might affect 3-Month USD LIBOR or the notes.

●

CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.  As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you.  This secondary market price will also be affected by a number of factors aside from the hedging costs, including those referred to under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

●

LACK OF LIQUIDITY — The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

●

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the Benchmark Rate, which will initially be 3-Month USD LIBOR, on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including, but not limited to:

●	any actual or potential change in our creditworthiness or credit spreads;
●	the actual and expected volatility of the Benchmark Rate;
●	the actual or potential cessation of 3-Month USD LIBOR;
●	the time to maturity of the notes;
●	interest and yield rates in the market generally, as well as the volatility of those rates; and
●	a variety of economic, financial, political, regulatory or judicial events.

Risks Relating to the Benchmark Rate

●

3-MONTH USD LIBOR WILL BE AFFECTED BY A NUMBER OF FACTORS — The amount of interest payable on the notes (after the Initial Interest Periods) will initially depend on 3-Month USD LIBOR.  3-Month USD LIBOR will depend on a number of factors, including, but not limited to:

●	supply and demand among banks in London for U.S. dollar-denominated deposits with approximately a three month term;
●	sentiment regarding underlying strength in the U.S. and global economies;
●	expectations regarding the level of price inflation;
●	sentiment regarding credit quality in the U.S. and global credit markets;
●	central bank policy regarding interest rates;
●	inflation and expectations concerning inflation;
●	performance of capital markets; and
●	any statements from public government officials regarding the cessation of LIBOR.

These and other factors may have a negative effect on the performance of 3-Month USD LIBOR, on the payment of interest on the notes and on the value of the notes in the secondary market.

●	3-MONTH USD LIBOR MAY BE VOLATILE — 3-Month USD LIBOR is subject to volatility due to a variety of factors affecting interest rates generally, including, but not limited to:
●	sentiment regarding underlying strength in the U.S. and global economies;
●	expectations regarding the level of price inflation;
●	sentiment regarding credit quality in U.S. and global credit markets;
●	central bank policy regarding interest rates; and
●	performance of capital markets.
●

3-MONTH USD LIBOR MAY BE REPLACED BY A SUCCESSOR OR SUBSTITUTE INTEREST RATE — On July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which regulates the London Interbank Offered Rate (“LIBOR”), announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR (including the 3-Month USD LIBOR rate) after 2021.  Such announcement indicates that the continuation of LIBOR on the current basis cannot be guaranteed after 2021, and there is a substantial risk that LIBOR will be discontinued or modified by 2021.

If the calculation agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to 3-Month USD LIBOR, then a Benchmark Replacement will be selected by the calculation agent in accordance with the benchmark transition provisions of the notes described under “Annex A — Effect of Benchmark Transition Event” in this pricing supplement.  The selection of a Benchmark Replacement, and any decisions, determinations or elections made by the calculation agent or by us in connection with implementing a Benchmark Replacement with respect to the notes in accordance with the benchmark transition provisions, could result in adverse consequences to the relevant Interest Rate on the notes during the applicable Interest Period (after the Initial Interest Periods), which could adversely affect the return on, value of and market for the notes.  Further, there is no assurance that the characteristics of any Benchmark Replacement will be similar to 3-Month USD LIBOR, or that any Benchmark Replacement will produce the economic equivalent of 3-Month USD LIBOR.

JPMorgan Structured Investments — Fixed to Floating Rate Notes	PS- 3

JPMS, an affiliate of ours, is currently the calculation agent for the notes.  In the future, we may appoint another firm, ourselves or another affiliate of ours as the calculation agent.  If the calculation agent fails to make any determination, decision or election that it is required to make pursuant to the benchmark transition provisions described above, then we will make that determination, decision or election.

●

UNCERTAINTY AS TO THE FUTURE REGULATION AND REFORM OF LIBOR AND OTHER BENCHMARKS MAY ADVERSELY AFFECT 3-MONTH USD LIBOR AND OTHER BENCHMARKS AND THEREFORE THE RETURN ON AND THE MARKET VALUE OF THE NOTES — LIBOR and other interest rate, equity, foreign exchange rate and other types of indices which are deemed to be “benchmarks,” including those in widespread and long-standing use, have been the subject of recent international, national and other regulatory scrutiny and initiatives and proposals for reform.  Some of these reforms are already effective while others are still to be implemented or are under consideration.  These reforms may cause such benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences which cannot be predicted.  Any such consequence could have a material adverse effect on the return on, value of and market for the notes.

Any of the benchmark reforms which have been proposed or implemented, or the general increased regulatory scrutiny of LIBOR and other benchmarks, could increase the costs and risks of administering or otherwise participating in the setting of such benchmarks and complying with regulations or requirements relating to benchmarks.  Such factors may have the effect of discouraging market participants from continuing to administer or contribute to certain benchmarks, trigger changes in the rules or methodologies used in certain benchmarks or lead to the disappearance of certain benchmarks.  In particular, changes in the manner of administration of LIBOR could result in adverse consequences to the applicable Interest Rate on the notes during the applicable Interest Period (after the Initial Interest Periods), which could adversely affect the return on, value of and market for the notes.

●

THE OCCURRENCE OF A BENCHMARK TRANSITION EVENT AND THE POTENTIAL RELIANCE ON THE SECURED OVERNIGHT FINANCING RATE TO DETERMINE THE RATE OF INTEREST (AFTER THE INITIAL INTEREST PERIODS) MAY ADVERSELY AFFECT THE RETURN ON AND THE MARKET VALUE OF THE NOTES — Under the benchmark transition provisions of the notes, if a Benchmark Transition Event and its related Benchmark Replacement Date occur with respect to 3-Month USD LIBOR, and if the calculation agent cannot determine 3-Month USD LIBOR by means of interpolating from other tenors of USD LIBOR, then the rate of interest on the notes during the applicable Interest Period (after the Initial Interest Periods) will be determined based on the Secured Overnight Financing Rate (“SOFR”) (unless a Benchmark Transition Event and its related Benchmark Replacement Date also occur with respect to the Benchmark Replacements that are linked to SOFR, in which case the rate of interest will be based on the next-available Benchmark Replacement).  In the following discussion of SOFR, when we refer to SOFR-linked notes, we mean the notes at any time when the rate of interest on the notes is or will be determined based on SOFR.

Because SOFR is published by Federal Reserve Bank of New York (“FRBNY”) based on data received from other sources, we have no control over its determination, calculation or publication.  There can be no assurance that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the SOFR-linked notes.  If the manner in which SOFR is calculated is changed, that change may result in a reduction of the amount of interest payable on the SOFR-linked notes, which may adversely affect the trading prices of the SOFR-linked notes.  If the rate at which interest accrues on the notes during the applicable Interest Period (after the Initial Interest Periods) on any day or for any Interest Period (after the Initial Interest Periods) declines to zero or becomes negative, no interest will be payable on the notes with respect to that day or Interest Period.

FRBNY started publishing SOFR in April 2018.  FRBNY has also started publishing historical indicative Secured Overnight Financing Rates dating back to 2014, although such historical indicative data inherently involves assumptions, estimates and approximations.  Investors should not rely on such historical indicative data or on any historical changes or trends in SOFR as an indicator of the future performance of SOFR.  Since the initial publication of SOFR, daily changes in the rate have, on occasion, been more volatile than daily changes in comparable benchmark or market rates, and SOFR over the term of the notes may bear little or no relation to the historical actual or historical indicative data.  In addition, the return on and value of the SOFR-linked notes may fluctuate more than floating rate debt securities that are linked to less volatile rates.  An established trading market for the SOFR-linked notes may never develop or may not be very liquid.  Market terms for debt securities that are linked to SOFR, such as the spread over the base rate reflected in the interest rate provisions, may evolve over time, and as a result, trading prices of the SOFR-linked notes may be lower than those of later-issued debt securities that are linked to SOFR.  Similarly, if SOFR does not prove to be widely used in debt securities that are similar or comparable to the SOFR-linked notes, the trading price of the SOFR-linked notes may be lower than those of debt securities that are linked to rates that are more widely used.  Investors in the SOFR-linked notes may not be able to sell the SOFR-linked notes at all or may not be able to sell the SOFR-linked notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.  For more information, see “Annex B — Supplemental Information About SOFR” in this pricing supplement.

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UNCERTAINTY AS TO SOME OF THE POTENTIAL BENCHMARK REPLACEMENTS AND ANY BENCHMARK REPLACEMENT CONFORMING CHANGES WE MAKE MAY ADVERSELY AFFECT THE RETURN ON AND THE MARKET VALUE OF THE NOTES — The Benchmark Replacements specified in the benchmark transition provisions include Term SOFR, a forward-looking term rate which will be based on SOFR.  Term SOFR is currently being developed under the sponsorship of FRBNY, and there is no assurance that the development of Term SOFR will be completed.  If a Benchmark Transition Event and its related Benchmark Replacement Date occur with respect to 3-Month USD LIBOR, and if the calculation agent cannot determine 3-Month USD LIBOR by means of interpolating from other tenors of USD LIBOR, and, at that time, a form of Term SOFR has not been selected or

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recommended by the Relevant Governmental Body, then the next-available Benchmark Replacement under the benchmark transition provisions will be used to determine the amount of interest payable on the notes during the applicable Interest Period for the next applicable Interest Period (after the Initial Interest Periods) and all subsequent Interest Periods (unless a Benchmark Transition Event and its related Benchmark Replacement Date occur with respect to that next-available Benchmark Replacement).

Under the benchmark transition provisions of the notes, if a particular Benchmark Replacement or Benchmark Replacement Adjustment cannot be determined, then the next-available Benchmark Replacement or Benchmark Replacement Adjustment will apply.  These replacement rates and adjustments may be selected or formulated by (i) the Relevant Governmental Body (such as the Alternative Reference Rates Committee of FRBNY), (ii) ISDA or (iii) in certain circumstances, us.  In addition, the benchmark transition provisions expressly authorize us to make Benchmark Replacement Conforming Changes with respect to, among other things, the determination of Interest Periods and the timing and frequency of determining rates and making payments of interest.  The application of a Benchmark Replacement and Benchmark Replacement Adjustment, and any implementation of Benchmark Replacement Conforming Changes, could result in adverse consequences to the amount of interest payable on the notes during the applicable Interest Period (after the Initial Interest Periods), which could adversely affect the return on, value of and market for the notes.  Further, there is no assurance that the characteristics of any Benchmark Replacement will be similar to the then-current Benchmark that it is replacing, or that any Benchmark Replacement will produce the economic equivalent of the then-current Benchmark that it is replacing.  For more information, see “Annex B — Supplemental Information About SOFR” in this pricing supplement.

JPMorgan Structured Investments — Fixed to Floating Rate Notes	PS- 5

Hypothetical Interest Rate for an Interest Period (Other Than an Initial Interest Period)

The following table illustrates the Interest Rate determination for an Interest Period (other than an Initial Interest Period) for a hypothetical range of performance of the Benchmark Rate and reflects the Minimum Interest Rate and the Maximum Interest Rate set forth on the cover of this pricing supplement. The hypothetical Benchmark Rate and interest payments set forth in the following examples are for illustrative purposes only and may not be the actual the Benchmark Rate or interest payment applicable to a purchaser of the notes.

Hypothetical Benchmark Rate	Hypothetical Interest Rate for Years 3 to 7*
9.00%	4.00%
8.00%	4.00%
7.00%	4.00%
6.00%	4.00%
5.00%	4.00%
4.00%	4.00%
3.00%	3.43%
2.00%	2.43%
1.00%	1.43%
0.00%	0.43%
-0.43%	0.00%
-1.00%	0.00%
-2.00%	0.00%

*The Interest Rate cannot be less than the Minimum Interest Rate of 0.00% per annum or more than the Maximum Interest Rate of 4.00% per annum with respect to years 3 to 7.

Hypothetical Examples of Interest Rate Calculation for an Interest Period (Other Than an Initial Interest Period)

The following examples illustrate how the hypothetical Interest Rate is calculated for a particular Interest Period occurring after the Initial Interest Periods and assume that that the Day Count Fraction for the applicable Interest Period is equal to 90/360. The actual Day Count Fraction for an Interest Period will be calculated in the manner set forth in the accompanying product supplement. The hypothetical Interest Rates in the following examples are for illustrative purposes only and may not correspond to the actual Interest Rate for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: After the Initial Interest Periods, with respect to a particular Interest Period, the Benchmark Rate is 3.00% on the applicable Determination Date. The Interest Rate applicable to this Interest Period is 3.43% per annum.

The corresponding interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × (3.00% + 0.43%) × (90/360) = $8.575

Example 2: After the Initial Interest Periods, with respect to a particular Interest Period, the Benchmark Rate is 6.00% on the applicable Determination Date. Because the Benchmark Rate plus 0.43% exceeds the Maximum Interest Rate of 4.00%, the Interest Rate applicable to this Interest Period is 4.00% per annum.

The corresponding interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 4.00% × (90/360) = $10.00

Example 3: After the Initial Interest Periods, with respect to a particular Interest Period, the Benchmark Rate is -2.00% on the applicable Determination Date. Because the Benchmark Rate of -2.00% plus 0.43% is less than the Minimum Interest Rate of 0.00% per annum, the Interest Rate for this Interest Period is 0.00% per annum and no interest is payable with respect to this Interest Period.

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The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term.  These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

What is 3-Month USD LIBOR?

Notwithstanding anything to the contrary in the accompanying product supplement, 3-Month USD LIBOR is the rate determined by the calculation agent as the London interbank offered rate for deposits in U.S. dollars having a Designated Maturity of three months in amounts of at least $1,000,000, as that rate appears on the Reuters Screen LIBOR01 Page at approximately 11:00 a.m., London time, on the relevant Determination Date, provided that, if no such rate appears on the Reuters Screen LIBOR01 Page on that Determination Date at approximately 11:00 a.m., London time, then the calculation agent, after consulting such sources as it deems comparable to the foregoing display page, or any such source it deems reasonable from which to estimate the relevant London interbank offered rate for U.S. dollar deposits, will determine 3-Month USD LIBOR for that Determination Date in its sole discretion.

“Reuters Screen LIBOR01 Page” means the display designated as the Reuters screen “LIBOR01”, or such other page as may replace the Reuters screen “LIBOR01” on that service or such other service or services as may be nominated for the purpose of displaying London interbank offered rates for U.S. dollar deposits by ICE Benchmark Administration Limited (“IBA”) or its successor or such other entity assuming the responsibility of IBA or its successor in calculating the London interbank offered rate in the event IBA or its successor no longer does so.

Notwithstanding the foregoing, if the calculation agent determines on or prior to the relevant Determination Date that a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined in “Annex A — Effect of Benchmark Transition Event” in this pricing supplement) have occurred with respect to 3-Month USD LIBOR, then the provisions set forth below under “Annex A — Effect of Benchmark Transition Event” in this pricing supplement, which we refer to as the benchmark transition provisions, will thereafter apply to all determinations of the rate of interest payable on the notes during the applicable Interest Period (after the Initial Interest Periods). In accordance with the benchmark transition provisions, after a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the amount of interest that will be payable for the applicable Interest Period (after the Initial Interest Periods) on the notes will be an annual rate equal to the sum of the Benchmark Replacement (as defined in “Annex A — Effect of Benchmark Transition Event” in this pricing supplement) and the margin of 43 basis points (0.43%).

All calculations of the calculation agent, in the absence of manifest error, will be conclusive for all purposes and binding on us and holders of the notes.

JPMS, an affiliate of ours, is currently the calculation agent for the notes. In the future, we may appoint another firm, ourselves or another affiliate of ours as the calculation agent.

See “Selected Risk Considerations — Risks Relating to the Benchmark Rate — 3-Month USD LIBOR May Be Replaced By a Successor or Substitute Interest Rate”, “Selected Risk Considerations — Risks Relating to the Benchmark Rate — Uncertainty as to the Future Regulation and Reform of LIBOR and Other Benchmarks May Adversely Affect 3-Month USD LIBOR and Other Benchmarks and Therefore the Return on and the Market Value of the Notes”, “Selected Risk Considerations — Risks Relating to the Benchmark Rate — The Occurrence of a Benchmark Transition Event and the Potential Reliance on the Secured Overnight Financing Rate to Determine the Rate of Interest (After the Initial Interest Periods) May Adversely Affect the Return on and the Market Value of the Notes”, and “Selected Risk Considerations — Risks Relating to the Benchmark Rate — Uncertainty as to Some of the Potential Benchmark Replacements and Any Benchmark Replacement Conforming Changes We Make May Adversely Affect the Return on and the Market Value of the Notes” for additional information.

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Historical Information

The following graph sets forth the historical weekly performance of 3-Month USD LIBOR from January 3, 2014 through December 13, 2019. 3-Month USD LIBOR on December 19, 2019 was 1.92775%. We obtained the levels of 3-Month USD LIBOR above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

The historical rates should not be taken as an indication of future performance, and no assurance can be given as to the level of 3-Month USD LIBOR or any Benchmark Replacement on any Determination Date. There can be no assurance that the performance of 3-Month USD LIBOR will result in an Interest Rate for any Interest Period (after the Initial Interest Periods) that is greater than the Minimum Interest Rate.

Supplemental Use of Proceeds

Notwithstanding anything to the contrary in the accompanying prospectus, we will contribute the net proceeds that we receive from the sale of the notes offered by this pricing supplement to our “intermediate holding company” subsidiary, JPMorgan Chase Holdings LLC, which will use those net proceeds for general corporate purposes. General corporate purposes may include investments in our subsidiaries, payments of dividends to us, extensions of credit to us or our subsidiaries or the financing of possible acquisitions or business expansion. Interest on our debt securities (including interest on the notes offered by this pricing supplement) and dividends on our equity securities, as well as redemptions or repurchases of our outstanding securities, will be made using amounts we receive as dividends or extensions of credit from JPMorgan Chase Holdings LLC or as dividends from JPMorgan Chase Bank, N.A.

Material U.S. Federal Income Tax Consequences

Prospective investors should note that the discussion under “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement 1-I does not apply to the notes issued under this pricing supplement and is superseded by the following discussion.

The following is a discussion of the material U.S. federal income and certain estate tax consequences of owning and disposing of the notes, and constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP. It applies to you only if you are an initial investor who purchases a note at its issue price for cash and holds it as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances, including alternative minimum tax consequences, the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code, the potential application of the provision of the Code known as the Medicare contribution tax and the different consequences that may apply if you are an investor subject to special treatment under the U.S. federal income tax laws, such as:

●	a financial institution;
●	a “regulated investment company” as defined in Code Section 851;
●	a tax-exempt entity, including an “individual retirement account” or “Roth IRA” as defined in Code Section 408 or 408A, respectively;
●	a dealer in securities;

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●	a person holding a note as part of a “straddle,” conversion transaction or integrated transaction, or who has entered into a “constructive sale” with respect to a note;
●	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;
●	a trader in securities who elects to apply a mark-to-market method of tax accounting; or
●	a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and your activities.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, changes to any of which, subsequent to the date hereof, may affect the tax consequences described herein, possibly with retroactive effect. As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general discussion. Moreover, the effects of any applicable state, local or non-U.S. tax laws are not discussed. You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

Tax Treatment of the Notes

You and we agree to treat the notes as “variable rate debt instruments” that provide for a single fixed rate followed by a single qualified floating rate (“QFR”) for U.S. federal income tax purposes. A QFR is any variable rate for which variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the note is denominated.

Tax Consequences to U.S. Holders

You are a “U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

●	a citizen or individual resident of the United States;
●	a corporation created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Qualified Stated Interest and Original Issue Discount. If a debt instrument’s stated redemption price at maturity exceeds its issue price by an amount that does not satisfy a de minimis test, the excess will be treated as original issue discount (“OID”) for U.S. federal income tax purposes. Under applicable Treasury Regulations, the “stated redemption price at maturity” of a debt instrument generally will equal the sum of all payments required under the debt instrument other than payments of qualified stated interest (“QSI”). QSI generally includes stated interest unconditionally payable (other than in debt instruments of the issuer) at least annually at a single rate.

In order to determine the amount of QSI and OID (if any) in respect of the notes, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is constructed in the following manner: (i) first, the initial fixed rate is converted to a QFR that would preserve the fair market value of the notes, and (ii) second, each QFR (including the QFR determined under (i) above) is converted to a fixed rate substitute (which will generally be the value of that QFR as of the issue date of the notes). Then, the rules described in the preceding paragraph will apply to the equivalent fixed rate debt instrument to determine the amount of QSI and OID on the notes. Under these rules, the notes may be issued with OID.

QSI on the notes generally will be taxable to you as ordinary interest income at the time it accrues or is received, in accordance with your method of tax accounting. Unless any OID is less than de minimis, you will be required to include the OID, if any, in income for federal income tax purposes as it accrues, in accordance with a constant-yield method based on a compounding of interest. If the amount of interest you receive on the notes in a calendar year is greater than the amount of interest assumed to be paid or accrued under the equivalent fixed rate debt instrument, the excess is treated as additional QSI taxable to you as ordinary income. If less, any difference will reduce the amount of QSI you are treated as receiving and will therefore reduce the amount of ordinary income you are required to take into income.

Sale, Exchange or Retirement of the Notes. Upon a sale, exchange or retirement of the notes, you generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (excluding amounts attributable to accrued QSI, which will be treated as a payment of QSI) and your tax basis in the notes. Your tax basis in the notes generally will equal the amount you paid to acquire

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them, increased by the amount of OID (if any) previously included in income with respect to the notes and reduced by any payments other than QSI received. The gain or loss generally will be long-term capital gain or loss if, at the time of the sale, exchange or retirement, you held the notes for more than one year, and short-term capital gain or loss otherwise. Long-term capital gains recognized by non-corporate U.S. holders are generally subject to taxation at reduced rates. The deductibility of capital losses is subject to certain limitations.

Tax Consequences to Non-U.S. Holders

You are a “Non-U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

●	a nonresident alien individual;
●	a foreign corporation; or
●	a foreign estate or trust.

You are not a “Non-U.S. Holder” for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition of a note. In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale or exchange of a note (including redemption at maturity).

Subject to the discussion of “FATCA” below, income and gain from a note generally will be exempt from U.S. federal income tax (including withholding tax) if these amounts are not effectively connected with your conduct of a U.S. trade or business and you provide a properly completed applicable Internal Revenue Service (“IRS”) Form W-8 appropriate to your circumstances.

If you are engaged in a U.S. trade or business, and if income or gain from a note is effectively connected with your conduct of that trade or business (and, if an applicable income tax treaty so requires, is attributable to a permanent establishment in the United States), although exempt from the withholding tax discussed above, you generally will be taxed in the same manner as a U.S. Holder with respect to that income. You will not be subject to withholding in this case if you provide a properly completed IRS Form W-8ECI. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of owning and disposing of notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

Federal Estate Tax

If you are an individual Non-U.S. Holder or an entity the property of which is potentially includible in that individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), your notes generally will not be treated as U.S.-situs property subject to U.S. federal estate tax, provided that your income from the notes is not then effectively connected with your conduct of a U.S. trade or business.

Backup Withholding and Information Reporting

Interest accrued or paid on your notes and the proceeds received from a sale or exchange of your notes (including acceleration or redemption at maturity) will generally be subject to information reporting unless you are an “exempt recipient.” You may also be subject to backup withholding on payments in respect of your notes unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. If you are a Non-U.S. Holder, you will not be subject to backup withholding if you provide a properly completed IRS Form W-8 appropriate to your circumstances. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

FATCA

Legislation commonly referred to as “FATCA,” and regulations promulgated thereunder, generally impose a 30% withholding tax on payments to certain foreign entities (including financial intermediaries) with respect to debt instruments such as the notes, unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the foreign entity’s jurisdiction may modify these requirements. This regime applies to payments of interest and to the payment on your notes at maturity, as well as the proceeds of any sale or other disposition of a note occurring after December 31, 2018, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply on payments of gross proceeds (other than any amount treated as interest). You should consult your tax adviser regarding the potential application of FATCA to the notes.

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The Issuer will not pay any additional amounts with respect to any withholding tax.

YOU SHOULD CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 8, 2018, which was filed as an exhibit to the Registration Statement on Form S-3 by us on March 8, 2018.

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Annex A — Effect of Benchmark Transition Event

Benchmark Replacement. If the calculation agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time (as defined below) in respect of any determination of the Benchmark Rate on any date, the Benchmark Replacement will replace the then-current Benchmark Rate for all purposes relating to the notes during the applicable Interest Period (after the Initial Interest Periods) in respect of such determination on such date and all determinations on all subsequent dates.

Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, we will have the right to make Benchmark Replacement Conforming Changes from time to time.

Decisions and Determinations. Any determination, decision or election that may be made by us or by the calculation agent pursuant to the benchmark transition provisions described herein, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection:

●	will be conclusive and binding absent manifest error;
●	if made by us, will be made in our sole discretion;
●	if made by the calculation agent, will be made after consultation with us, and the calculation agent will not make any such determination, decision or election to which we reasonably object; and
●	notwithstanding anything to the contrary in the indenture or the notes, shall become effective without consent from the holders of the notes or any other party.

If the calculation agent does not make any determination, decision or election that it is required to make pursuant to the benchmark transition provisions, then we will make that determination, decision or election on the same basis as described above.

Certain Defined Terms. As used herein:

“Benchmark Rate” means, initially, 3-Month USD LIBOR; provided that if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to 3-Month USD LIBOR or the then-current Benchmark Rate, then “Benchmark Rate” means the applicable Benchmark Replacement.

“Benchmark Replacement” means the Interpolated Benchmark with respect to the then-current Benchmark Rate, plus the Benchmark Replacement Adjustment for such Benchmark Rate; provided that if the calculation agent cannot determine the Interpolated Benchmark as of the Benchmark Replacement Date, then “Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the calculation agent as of the Benchmark Replacement Date:

(1)	the sum of: (a) Term SOFR and (b) the Benchmark Replacement Adjustment;
(2)	the sum of: (a) Compounded SOFR and (b) the Benchmark Replacement Adjustment;
(3)	the sum of: (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark Rate for the applicable Corresponding Tenor and (b) the Benchmark Replacement Adjustment;
(4)	the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment;
(5)	the sum of: (a) the alternate rate of interest that has been selected by us as the replacement for the then-current Benchmark Rate for the applicable Corresponding Tenor giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark Rate for U.S. dollar-denominated floating rate notes at such time and (b) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by the calculation agent as of the Benchmark Replacement Date:

(1)	the spread adjustment (which may be a positive or negative value or zero), or method for calculating or determining such spread adjustment, that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;
(2)	if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment;
(3)	the spread adjustment (which may be a positive or negative value or zero) that has been selected by us giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark Rate with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate notes at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Interest Period,” timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) that we decide may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if we decide that adoption of any portion of such market practice is not administratively feasible or if we

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determine that no market practice for use of the Benchmark Replacement exists, in such other manner as we determine is reasonably necessary).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(1)	in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark Rate permanently or indefinitely ceases to provide the Benchmark Rate; or
(2)	in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark Rate:

(1)	a public statement or publication of information by or on behalf of the administrator of the Benchmark Rate announcing that such administrator has ceased or will cease to provide the Benchmark Rate, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark Rate;
(2)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark Rate, the central bank for the currency of the Benchmark Rate, an insolvency official with jurisdiction over the administrator for the Benchmark Rate, a resolution authority with jurisdiction over the administrator for the Benchmark Rate or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark Rate, which states that the administrator of the Benchmark Rate has ceased or will cease to provide the Benchmark Rate permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark Rate; or
(3)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark Rate announcing that the Benchmark Rate is no longer representative.

“Compounded SOFR” means the compounded average of SOFRs for the applicable Corresponding Tenor, with the rate, or methodology for this rate, and conventions for this rate being established by us in accordance with:

(1)	the rate, or methodology for this rate, and conventions for this rate selected or recommended by the Relevant Governmental Body for determining compounded SOFR; provided that:
(2)	if, and to the extent that, we determine that Compounded SOFR cannot be determined in accordance with clause (1) above, then the rate, or methodology for this rate, and conventions for this rate that have been selected by us giving due consideration to any industry-accepted market practice for U.S. dollar-denominated floating rate notes at such time.

For the avoidance of doubt, the calculation of Compounded SOFR will exclude the Benchmark Replacement Adjustment and the margin of 43 basis points (0.43%).

“Corresponding Tenor” with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the then-current Benchmark Rate.

“Federal Reserve Bank of New York’s Website” means the website of the Federal Reserve Bank of New York at http://www.newyorkfed.org, or any successor source. Information contained in the Federal Reserve Bank of New York’s Website is not incorporated by reference in, and should not be considered part of, this pricing supplement.

“Interpolated Benchmark” with respect to the Benchmark Rate means the rate determined for the Corresponding Tenor by interpolating on a linear basis between: (1) the Benchmark Rate for the longest period (for which the Benchmark Rate is available) that is shorter than the Corresponding Tenor and (2) the Benchmark Rate for the shortest period (for which the Benchmark Rate is available) that is longer than the Corresponding Tenor.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark for the applicable tenor.

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

“Reference Time” with respect to any determination of the Benchmark Rate means (1) if the Benchmark Rate is 3-Month USD LIBOR, 11:00 a.m. (London time) on the relevant Determination Date, and (2) if

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the Benchmark Rate is not 3-Month USD LIBOR, the time determined by the calculation agent in accordance with the Benchmark Replacement Conforming Changes.

“Relevant Governmental Body” means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.

“SOFR” with respect to any day means the secured overnight financing rate published for such day by the Federal Reserve Bank of New York, as the administrator of the benchmark, (or a successor administrator) on the Federal Reserve Bank of New York’s Website.

“Term SOFR” means the forward-looking term rate for the applicable Corresponding Tenor based on SOFR that has been selected or recommended by the Relevant Governmental Body.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

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Annex B — Supplemental Information About SOFR

SOFR is published by the Federal Reserve Bank of New York (“FRBNY”) and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. FRBNY reports that SOFR includes all trades in the Broad General Collateral Rate, plus bilateral Treasury repurchase agreement (“repo”) transactions cleared through the delivery-versus-payment service offered by the Fixed Income Clearing Corporation (the “FICC”), a subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). SOFR is filtered by FRBNY to remove a portion of the foregoing transactions considered to be “specials”. According to FRBNY, “specials” are repos for specific-issue collateral which take place at cash-lending rates below those for general collateral repos because cash providers are willing to accept a lesser return on their cash in order to obtain a particular security.

FRBNY reports that SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon, which currently acts as the clearing bank for the tri-party repo market, as well as General Collateral Finance Repo transaction data and data on bilateral Treasury repo transactions cleared through the FICC’s delivery-versus-payment service. FRBNY notes that it obtains information from DTCC Solutions LLC, an affiliate of DTCC.

FRBNY currently publishes SOFR daily on its website. FRBNY states on its publication page for SOFR that use of SOFR is subject to important disclaimers, limitations and indemnification obligations, including that FRBNY may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice. Information contained in the publication page for SOFR is not incorporated by reference in, and should not be considered part of, this pricing supplement.

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